UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	25 January 2024 - Haleon to sell ChapStick

99.1

Haleon to sell ChapStick

25 January 2024: Haleon plc, a global leader in consumer health, has entered into a binding agreement for the sale of the ChapStick brand to Suave Brands Company, a portfolio company of Yellow Wood Partners.

Under the terms of the transaction, Haleon will receive pre-tax cash proceeds of approximately $430 million, as well as a passive minority interest in the Suave Brands Company. At the time of entering into the binding agreement, this interest was valued at approximately $80 million. Cash proceeds from the sale will be used to pay down debt, underpinning our confidence to de-lever to net debt/Adjusted EBITDA of below 3x during 2024.

ChapStick generated £112 million in revenue for the FY ended 31 December 2023.

The sale, subject to the satisfaction of customary closing conditions, is expected to close in the second quarter of 2024.

Further detail on the transaction and its impact will be provided within our FY 2023 Results announcement on 29 February 2024.

Brian McNamara, Chief Executive Officer, Haleon, said: "Today's announcement is consistent with Haleon being proactive in managing our portfolio, and being rigorous and disciplined where there are opportunities for divestment. While ChapStick is a great brand, much loved by consumers around the world, it is not a core focus for Haleon. Selling the brand allows us to simplify our business and pay down debt more quickly. We're confident the brand will continue to thrive under its new ownership."

Ends
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Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Nidaa Lone	+44 7841 400607
Rakesh Patel	+44 7552 484646
Emma White	+44 7792 750133

About ChapStick

ChapStick, the lip expert, makes it a priority to help people care for their lips all year round. Originally created in the early 1880s, ChapStick is known today as America's favourite lip balm. As part of Haleon, ChapStick offers a variety of products and fun flavours that promote happier and healthier lips. For more information, please visit www.chapstick.com.

About Haleon

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: January 25, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary